Exhibit 19

PUBLIC COMPANY OBLIGATIONS

Ionis Pharmaceuticals, Inc. (“Ionis”) is a public company, which means it is owned by its stockholders and its securities are publicly traded. Every Ionis employee has an obligation to protect Ionis’ value and assets. When you started employment at Ionis, you signed an Employee Confidential Information and Invention Agreement.  In this agreement, you promised to protect Ionis’ confidential information and trade secrets by not disclosing this information to unauthorized persons.  It is your responsibility to fully understand and comply with this agreement.

It is also your obligation to understand certain actions that you cannot take, either because to do so is unlawful for the employees of a public company or because to do so could harm Ionis.  Every employee and non-employee director has the individual responsibility to comply with this policy.

Insider Trading

Prohibited Activities

During the course of your employment, you may receive material information that is not yet publicly available (“material nonpublic information”) about Ionis or about other publicly traded companies with which Ionis has business dealings.  Because of your access to this information, you may be in a position to profit financially by buying or selling or in some other way dealing in Ionis’ securities or the securities of another publicly traded company.  Similarly, you may be in a position to benefit financially or otherwise by passing this information on to some other person.  Whether you personally benefit or another person benefits, this is considered “insider trading” and is illegal.

The following activities are prohibited:

•	No unauthorized disclosure. You may not disclose material nonpublic information to anyone at Ionis who is not authorized to access it or to anyone outside Ionis.

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No trading in Ionis securities with material nonpublic information.  When you have access to material nonpublic information about Ionis, you may not buy or sell Ionis securities regardless of the amount nor may you encourage or discourage others from trading Ionis’ securities.

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No trading in Ionis’ partner’s securities with material nonpublic information.  When you have access to material nonpublic information about other publicly traded companies with which Ionis has a business relationship, you may not buy or sell securities in the applicable company regardless of the amount nor may you encourage or discourage others from trading that company’s securities.

•	No establishment of Rule 10b5-1 Plans with material nonpublic information. When you have access to material nonpublic information about Ionis, you may not establish a Rule 10b5-1 Plan.

The prohibition against insider trading is absolute and the U.S. federal securities laws do not recognize any mitigating circumstances to insider trading. It also applies to transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) and to transactions with a small dollar value.  All that matters is whether you are aware of any material nonpublic information relating to Ionis or its partner(s) at the time of the transaction. In some circumstances, you may need to forgo a planned transaction even if you planned it before becoming aware of the material nonpublic information. Even if you believe you may suffer an economic loss or sacrifice an anticipated profit by waiting to trade, you must wait.

It is also important to note that the laws prohibiting insider trading are not limited to trading by the insider alone; advising others to trade on the basis of material nonpublic information is illegal and prohibited by this policy. Liability in such cases can extend both to the “tippee”—the person to whom the insider disclosed material nonpublic information—and to the “tipper,” the insider.  In such cases, you can be held liable for your own transactions, as well as the transactions by a tippee and even the transactions of a tippee’s tippee. These prohibitions against trading when you have access to material nonpublic information also apply to members of your household and businesses and other entities you control.

Examples of Material Nonpublic Information

As a practical matter, it is sometimes difficult to determine whether you possess material nonpublic information.  The key to determining whether nonpublic information you possess about a public company is material nonpublic information is whether public disclosure of the information would be likely to affect the market price of the company’s securities or if a reasonable investor who is considering trading in that company’s securities would consider the information important to its decision to trade.  If the information makes you want to trade, it would probably have the same effect on others.

While it may be difficult under this standard to determine whether certain information is material nonpublic information, there are categories of information that are particularly sensitive and therefore more likely to be considered material nonpublic information.  Either positive or negative information may be material nonpublic information, and the information can be material nonpublic information with respect to both Ionis’ securities and Ionis’ partner’s securities.

Examples include, but are not limited to:

•	status of regulatory approvals;

•	results of clinical trials involving Ionis’ or another company’s drug. Note this information could prohibit trading in both Ionis’ and the partner company’s stock;

•	communications, whether written or oral, from the FDA or other regulatory authority regarding Ionis’ or another company’s drug;

•	existing or potential partnering transactions related to Ionis’ programs including progress under the transactions and financial consequences;

•	potential acquisitions or dispositions of product candidates, technologies or businesses by Ionis or another company;

•	new equity or debt offerings or repurchases by Ionis;

•	financial results (annual, quarterly or interim), forecasts and commercial sales data;

•	adjustments to Ionis’ financial guidance;

•	litigation or settlements; and

•	a disruption in Ionis’ operations or breach or unauthorized access of its property or assets, including its facilities and information technology infrastructure.

You should discuss questions regarding whether nonpublic information is material nonpublic information with Ionis’ CFO or General Counsel.

Blackout Policy

In addition to the prohibition against trading while you possess material nonpublic information, Ionis, through its CFO or General Counsel, may impose certain blackout periods during which employees will be prohibited from trading in Ionis’ securities, unless such trades are made under a previously adopted, valid Rule 10b5-1 Plan that complies with Ionis’ policies.  Generally, Ionis will impose a trading blackout period during the following times:

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when Ionis unblinds the data (or if an open label study, completes the primary statistical analyses plan) for a clinical study (for a preliminary or final analysis) for one of Ionis’ drugs where Ionis’ CFO and General Counsel have determined the results of such study are material nonpublic information until the top line results of such study are publicly disclosed by Ionis;

•	when Ionis reasonably believes that a significant partnering transaction related to one or more of Ionis’ programs is imminent until Ionis publicly discloses such transaction; and

•	on the first business day following the end of the recently completed fiscal year or quarter until Ionis publicly discloses its financial results for such year or quarter.

In addition, Ionis may impose additional blackout periods if Ionis’ CFO or General Counsel believes material nonpublic information exists that requires imposing a blackout period to avoid the potential for, or the perception of, insider trading.

Generally, each blackout period will end at market open the trading day following public disclosure of Ionis’ financial results for the year or quarter.

The fact that Ionis has imposed a blackout period is Ionis’ confidential information and may not be disclosed outside Ionis.

Any time a blackout period is in effect, Ionis will notify its employees, and Ionis’ Stock Plan Administrator is authorized to block or reverse transactions in Ionis’ securities that violate this policy.

Please remember, you cannot assume it is OK to trade simply because no blackout period applies.  Even when there is no blackout, you still may possess material nonpublic information that precludes you from trading.  As a result, each time you wish to trade in the absence of a blackout, you still must use good judgment and refrain from trading on the basis of material nonpublic information.

Rule 10b5-1 Plans Required for CEO and Members of the Operating Committee; Optional for All Other Employees

The CEO and all members of Ionis’ Operating Committee can only trade (buy or sell) Ionis’ securities using an Ionis approved Rule 10b5-1 Plan.  Please note that this restriction applies not only to the individual, but also to members of such individual’s household and businesses or other entities the individual controls.

All other employees may choose to trade Ionis’ securities using an Ionis approved Rule 10b5-1 Plan.  If an employee chooses to use a Rule 10b5-1 Plan, then such employee may not trade Ionis’ securities outside of a Rule 10b5-1 Plan for at least 12 months following the date on which all of such employee’s Rule 10b5-1 Plans have expired or been terminated.

Employees may only establish a Rule 10b5-1 Plan at a time when they are not in possession of material nonpublic information and when no blackout period applies.  Please contact Ionis’ Stock Plan Administrator or General Counsel if you have any questions regarding how to implement a Rule 10b5-1 Plan.

Pre-Clearance Procedures for Non-Employee Directors

Ionis’ non-employee Directors are strongly encouraged to trade Ionis’ securities using a Rule 10b5-1 Plan approved by Ionis.  To avoid the potential appearance of inappropriate trading, Ionis’ non-employee Directors may not trade in Ionis’ securities without first contacting Ionis’ General Counsel and obtaining pre-clearance from such officer to trade, unless such trades are made pursuant to a Rule 10b5-1 Plan approved by Ionis.

Certain Transactions Not Subject to this Policy

The exercise of stock options for cash under Ionis’ stock option plans, purchases under Ionis’ Employee Stock Purchase Plan (“ESPP”), and transactions that are automatically effected by Ionis’ Stock Plan Administrator in connection with the vesting and release of restricted stock units (“RSUs”) are exempt from this policy, since the other party to these transactions is Ionis itself, or the timing of the transaction is fixed and you do not control the timing or execution of the transaction.  This exemption does not apply to the sale by you of any shares issued upon an option exercise, ESPP purchase, or RSU release, and it does not apply to a cashless exercise of options, which is accomplished by a sale of a portion of the shares issued upon exercise of an option.

If a Rule 10b5-1 Plan is properly established, purchases and sales of Ionis’ securities pursuant to that Plan are not subject to this policy.

In addition, bona fide gifts and charitable donations of Ionis’ securities are exempt from this policy.

Annual Training Required

Each employee must complete Ionis’ approved insider trading training at least once every twelve months.  Failure to timely complete the training could result in suspended trading privileges under this policy until training is completed, and other disciplinary action.

Hedging, Pledging and Other Speculative Transactions Prohibited

None of Ionis’ employees or non-employee directors may engage in any type of hedging against Ionis’ stock, including short sales and derivatives such as put or call options, swaps, forwards, and futures, or other inherently speculative transactions with respect to Ionis’ securities at any time.  You are also discouraged from engaging in these types of transactions with respect to Ionis’ partners’ securities.  In addition, none of Ionis’ employees or non-employee directors may pledge as collateral any of Ionis’ securities, including without limitation, making any offer to margin or borrowing against such securities, at any time.  These practices are prohibited by you, members of your household and businesses or other entities you control.

Policy Duration

This policy continues to apply to your transactions in Ionis’ securities and the securities of other applicable public companies even after your relationship with Ionis has ended. If you are aware of material nonpublic information when your relationship with Ionis ends, you may not trade Ionis’ securities or the securities of other applicable publicly traded companies until the material nonpublic information has been publicly disseminated or is no longer material.  Further, if you leave Ionis during a trading blackout period, then you may not trade Ionis’ securities or the securities of other applicable companies until such trading blackout period has ended.

Individual Responsibility

Persons subject to this policy have ethical and legal obligations to maintain the confidentiality of information about Ionis and to not engage in transactions in Ionis’ securities or the securities of other applicable public companies while aware of material nonpublic information, as more specifically set forth in this policy. In all cases, the responsibility for determining whether an individual is aware of material nonpublic information rests with that individual, and any action on the part of Ionis or any employee or non-employee director of Ionis pursuant to this policy does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. You could be subject to severe legal penalties and disciplinary action by Ionis for any conduct prohibited by this policy or applicable securities laws.

Amendments

Ionis is committed to continuously reviewing and updating its policies and procedures. Ionis therefore reserves the right to amend, alter or terminate this policy at any time and for any reason.

The Internet and Social Media Platforms

Ionis has social media guidelines that establish guiding principles that govern communication about Ionis and Ionis’ stock on all social media platforms. Please refer to these guidelines on the Policies & Procedures section of the IoniSphere.